September 1, 2010

Via EDGAR Transmission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0408
Attn:         Mr. Kevin W. Vaughn
Accounting Branch Chief

Re:	First Horizon National Corporation (“FHNC”)
SEC File No. 001-15185
Form 10-K for the period ended December 31, 2009
Form 10-Q for the period ended March 31, 2010
Form 10-Q for the period ended June 30, 2010

Dear Mr. Vaughn:

This letter follows up the conversation that Clyde Billings and I had with you and your staff on August 31. As discussed FHNC expects to be able to respond to the Securities and Exchange Commission staff comment letter dated August 24, 2010, by September 29, 2010. We appreciate the staff providing us with this extension, which will allow us more time to compile responsive data and to follow our normal public disclosure processes for the supplemental information requested.

Please contact me at (901) 537-1969 with any questions you may have.

Sincerely,

/s/ Jeff L. Fleming
Jeff L. Fleming

Executive Vice President
and Corporate Controller